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                             November 30, 2020

       Joseph Turner, Jr.
       Chief Executive Officer, President
       Ministry Partners Investment Company, LLC
       915 West Imperial Highway, Suite 120
       Brea, CA 92821

                                                        Re: Ministry Partners
Investment Company, LLC
                                                            Registration
Statement on Form S-1
                                                            Filed November 12,
2020
                                                            File No. 333-250027

       Dear Mr. Turner:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Frequently Asked Questions About the Notes, page 1

   1. We note your disclosure in the last Q&A on page 2 that you reserve the right to prospectively adjust
the Fixed Spread or Effective Variable Spread Grid and on pages 42 -
                                                        44 that you will
provide notice thereof by supplement to this prospectus. Please advise us why this issuance would
then not be considered a delayed offering under Rule 415 of the
                                                        Securities Act. We note
that it appears you are not eligible to conduct a delayed offering pursuant to Rule 415.
Please revise accordingly or articulate why your offering of the notes would qualify as
conducted on a continuous basis. In that regard, please also explain why you believe you
would be able to implement such a change by filing a prospectus supplement rather than
a post-effective amendment to the registration statement.
 Joseph Turner, Jr.
FirstName LastNameJoseph
                   InvestmentTurner, Jr. LLC
Ministry Partners             Company,
Comapany 30,
November   NameMinistry
              2020         Partners Investment Company, LLC
November
Page 2    30, 2020 Page 2
FirstName LastName
2. We note your disclosure in the first Q&A on page 3 that you may change the Fixed
         Spread or Effective Variable Spread Grid on notes that have been purchased by investors with their written consent. Please revise to disclose how you intend to communicate and disclose any such changes to investors and otherwise implement such changes under the federal securities laws. We may have further comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact David Lin, Staff Attorney, at (202) 551-3552 or Justin Dobbie, Legal
Branch Chief, at (202) 551-3469 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance